The Special Committee of the Board of Directors of Landmark Infrastructure Partners GP LLC Discussion Materials Regarding Project Solo July 30, 2021 Exhibit (c)(3)

Table of Contents Section Executive Summary LMRK Situation Analysis Preliminary Valuation of LMRK Units Appendix Weighted Average Cost of Capital Analysis Additional Supporting Detail I II III

These materials have been prepared by Evercore Group L.L.C. (“Evercore”) for the Special Committee of the Board of Directors of Landmark Infrastructure Partners GP LLC (the “Special Committee”), the general partner of Landmark Infrastructure Partners LP (the “Partnership”) to whom such materials are directly addressed and delivered and may not be used or relied upon for any purpose other than as specifically contemplated by a written agreement with Evercore. These materials are based on information provided by or on behalf of the Special Committee, from public sources or otherwise reviewed by Evercore. Evercore assumes no responsibility for independent investigation or verification of such information and has relied on such information being complete and accurate in all material respects. To the extent such information includes estimates and forecasts of future financial performance prepared by or reviewed with the management of the Partnership and/or other potential transaction participants or obtained from public sources, Evercore has assumed that such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management (or, with respect to estimates and forecasts obtained from public sources, represent reasonable estimates). No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. These materials were designed for use by specific persons familiar with the business and affairs of the Partnership. These materials are not intended to provide the sole basis for evaluating, and should not be considered a recommendation with respect to, any transaction or other matter. These materials have been developed by and are proprietary to Evercore and were prepared for the benefit and internal use of the Special Committee. These materials were compiled on a confidential basis for use by the Special Committee and not with a view to public disclosure or filing thereof under state or federal securities laws, and may not be reproduced, disseminated, quoted or referred to, in whole or in part, without the prior written consent of Evercore. These materials do not constitute an offer or solicitation to sell or purchase any securities and are not a commitment by Evercore or any of its affiliates to provide or arrange any financing for any transaction or to purchase any security in connection therewith. Evercore assumes no obligation to update or otherwise revise these materials. These materials may not reflect information known to other professionals in other business areas of Evercore and its affiliates. Evercore and its affiliates do not provide legal, accounting or tax advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by Evercore or its affiliates to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. Each person should seek legal, accounting and tax advice based on his, her or its particular circumstances from independent advisors regarding the impact of the transactions or matters described herein. Disclaimer (i)

Executive Summary

Evercore Group L.L.C. (“Evercore”) is pleased to provide the following materials to the Special Committee of the Board of Directors (the “Special Committee”) of Landmark Infrastructure Partners GP LLC (“Landmark GP” or the “General Partner”), the general partner of Landmark Infrastructure Partners LP (the “Partnership”, “Landmark” or “LMRK”), regarding the proposed acquisition by Digital Colony Acquisitions, LLC (the “Sponsor”) of all publicly held common units representing limited partner interests in LMRK (each, a “Common Unit”) from the current holders of such units (the “Unaffiliated Common Unitholders”) (the “Proposed Transaction”) in exchange for $13.00 in cash per Common Unit (the “Proposed Consideration”) The materials herein include the following: An executive summary including: (i) an overview of the Proposed Transaction detailing summary proposed terms, (ii) an overview of the current LMRK organizational structure, (iii) a review of certain financial metrics for LMRK implied by the Proposed Transaction and (iv) an overview of the historical trading performance of LMRK relative to the Proposed Consideration A current situation analysis for LMRK, including an overview of LMRK’s business including a review of the financial projections for LMRK as provided by LMRK management (the “LMRK Financial Projections”) and sensitivity analyses with respect to G&A, churn, capital expenditures and distribution policy A preliminary valuation of LMRK based on the LMRK Financial Projections Executive Summary Introduction 1

Executive Summary Overview of Proposed Transaction Source: LMRK management and Partnership Evercore has been asked by the Special Committee, whether, in Evercore’s opinion, as of the date of the opinion, the Proposed Consideration is fair, from a financial point of view, to the unaffiliated holders of Common Units Opinion Requested: Counterparties Landmark Infrastructure Partners LP Digital Colony Acquisitions, LLC Proposed Transaction Summary The Sponsor proposes to acquire all publicly owned Common Units from the holders of such units other than those owned by the Sponsor, the General Partner or its respective affiliates LMRK will cease to be publicly traded Consideration Holders of Common Units other than those owned by the Sponsor, the General Partner and its respective affiliates (the “Unaffiliated Common Unitholders”) will receive [$13.00] in cash for each Common Unit held Timing and Approvals Requires approval of the Special Committee Other The Proposed Transaction is structured to be taxable to the Unaffiliated Common Unitholders 2

Executive Summary Current Summary LMRK Partnership Structure Source: FactSet, Partnership filings and LMRK management Note: Market data as of July 27, 2021 Unaffiliated Common Unitholders 100.0% Ownership Interest 86.6% LP Interest 22.1 MM Common Units 13.2% LP Interest 3.36 MM Common Units Landmark Infrastructure Partners LP (NASDAQ: LMRK) Market Capitalization: $344 MM Net Debt: $489 MM DigitalBridge Group, Inc. (NYSE: DBRG) Digital Colony Acquisitions, LLC 100.0% Ownership Interest Landmark Infrastructure REIT Subsidiary Landmark Infrastructure Partners GP LLC (“General Partner”) 100.0% Ownership Interest Non-economic GP and IDRs 3

Executive Summary Overview of the Proposed Consideration ($ in millions, except per unit amounts) Source: FactSet, Public filings, LMRK management Note: Market data as of July 27, 2021 LMRK 1Q 2021 Cover Page Unaffected LMRK unit price as of May 14, 2021 LP Buy-in Offer Price (May 14, 2021) Implied Transaction Premiums (%) 4

Executive Summary Historical LMRK Unit Price vs. Proposed Consideration Sources: FactSet as of July 27, 2021 5

LMRK Situation Analysis

Preliminary Draft - Confidential

LMRK Situation Analysis

Company Overview

($ in thousands)

Overview of LMRK

- LMRK, headquartered in El Segundo, California, acquires, owns and manages a wide portfolio of real property interests and client-essential infrastructure assets that it leases to wireless communication, information technology, outdoor advertising and renewable power companies
- As of December 31, 2020, LMRK's portfolio consisted of approximately 1,980 assets across 1,487 locations in the U.S., Australia and Canada, generating a diversified revenue stream while allowing for multiple tenants within sub-industries
  - LMRK leases cell-tower infrastructure and underlying property interests to wireless carriers and tower companies, comprising ~43% of total revenue[1]
    - Vertex / FlexGrid "smart-poles" transmit 5G/4G broadband for multiple carriers and provide LED lighting, security camera, public Wi-Fi and power-grid backup solutions, with some also supporting EV charging capabilities for future implementation
  - The Partnership leases property interests for data center infrastructure to information technology companies, outdoor billboards and interactive digital kiosks to advertising companies and renewable energy infrastructure to power companies
- Benefits from triple-net lease arrangements on long-term lease contracts with annual escalators, i.e., property-level expenses including tax borne by tenant

Revenue by Segment

2021A Q1 Total: $17,284 | **2020A Total: $58,839**


11%
22%
39%
28%
14%
26%
43%
17%
Wireless Communication
Digital Infrastructure
Outdoor Advertising
Renewable Power Generation

Tenant Locations and Occupancy[2]

	Asset Locations	Tenant Sites	Leased Sites	Occupancy (%)
Wireless Communication	835	1,106	1,022	92%
Digital Infrastructure	14	14	14	100%
Outdoor Advertising	603	796	768	96%
Renewable Power	35	70	70	100%
Total	**1,487**	**1,986**	**1,874**	**94%**

Source: Public filings, LMRK management
1. 2020A revenue
2. As of December 31, 2020

EVERCORE

6

LANDMARK INFRASTRUCTURE

Summary Market Data LMRK Situation Analysis General Partner Incentive Distribution Rights Source: FactSet as of July 27, 2021, Public filings ($ in millions, except per unit amounts) Balance Sheet and Credit Data 7

LMRK Situation Analysis Wall Street Research Estimates Source: FactSet as of July 27, 2021, LMRK management Analyst price targets from latest available reports: Raymond James (5/17/21), B Riley (7/16/21), Wells Fargo Securities (7/2/21) and RBC Capital Markets (6/15/21) LMRK unit price as of July 27, 2021 Distribution per unit estimates unavailable for Wells Fargo Securities and Raymond James ($ in millions, except per unit amounts) Premium / (Discount) to Current 3.56% 0.15% 18.69% 3.56% Current Analyst Price Targets1 Current Unit Price: $13.48 2 AFFO Per Unit Cash Distribution Per Unit 3 EBITDA 5/17/21 7/16/21 7/2/21 6/15/21 May 17, 2021: Digital Colony Announcement LTM Broker Price Targets 8

LMRK Situation Analysis Source: Public filings As of June 30, 2020, LMRK designated Digital Infrastructure as a new reporting segment (previously included in Wireless Communication). Beginning in 2018A (when available), historical annual rental revenue was adjusted to reflect this new reporting segment Wireless Communication and Digital Infrastructure rental revenues combined to reflect above reporting segment change on June 30, 2020 Rental Revenue by Segment ($ in millions) Historical and Projected Business Segment Rental Revenue Historical and Projected Business Segment Rental Revenue2 1 1 9

LMRK Situation Analysis Unitholder Overview Source: FactSet as of July 27, 2021, Public filings 10

LMRK Situation Analysis Source: LMRK management Assumptions for the LMRK Financial Projections Evercore reviewed standalone financial projections for LMRK as provided by LMRK management (the “LMRK Financial Projections”) The LMRK Financial Projections include EBITDA, interest, taxes, growth capital expenditures and financing assumptions as provided by LMRK management Previously, LMRK management anticipated a new securitization facility with LMRK’s data center portfolio that would be issued in August 2021. Per management, the pricing environment has changed and the data center securitization facility is no longer included in the forecast Growth capital expenditures financed with LMRK revolving credit facility No common equity or preferred equity issuances throughout the projection period Assumes an annual distribution of $0.80 per unit throughout the projection period 11

LMRK Financial Projections – Summary Cash Flows LMRK Situation Analysis ($ in millions, except per unit amounts) Source: LMRK management 12

LMRK Financial Projections – Sources & Uses LMRK Situation Analysis ($ in millions) Source: LMRK management 13

Preliminary Draft - Confidential

LMRK Situation Analysis

DART Project Summary (January 2021 Board Meeting vs. Current Forecast)

($ in millions)

Management has recast its assumptions due to higher deployment costs coupled with more a conservative approach to revenue forecast (slower ramp up to target utilization, softer ad rate environment) as well as elevated operating costs

- Exclusive long-term contracts with Smart Cities Media ("SCM") to deploy interactive digital outdoor kiosks across the Dallas Area Rapid Transit ("DART") system, with SCM bearing kiosk operating expenses
- Kiosks include transit schedules, maps, community information and digital advertising
- 45%, 20% and 35% of Net Advertising Revenue shared by LMRK, SCM and DART, respectively
- 235 installations as of July 1, 2021
- 65 additional expected installations by year-end
- Expected capital expenditures of $0.5 million and $4.8 million in 1H 2021E and 2H 2021E, respectively

EBITDA / Capex


($1.8)
$2.1
$2.8
$2.9
$3.8
$3.8
2021E
2022E
2023E
2024E
2025E
2026E

Capital Expenditures					
$5.3	$--	$--	$--	$--	$--

Project Name	January Board Deck	Current Forecast	LMRK Commentary	Cumulative Capex Jan Est.	Cumulative Capex Curr. Est.	Current 2022E Net CF[2]	NCF % Capex
DART	✓	✓	2021 revenue removed due to pandemic disagreements with SCM; SCM recently filed for bankruptcy protection. Remaining 65 kiosks to be deployed this year (300 total deployed in 2021) vs. 330 in original plan	$33.1mm	$38.3mm	$2.1mm	5.4%

Source: LMRK management
1. A majority of the budget excess was due to higher service costs related to the deployment/installation of the kiosks
2. Net CF calculated as net revenues less operating expenses. Net revenues calculated as rents plus power service less operating expenses and revenue share

EVERCORE 14 LANDMARK INFRASTRUCTURE

LMRK Situation Analysis ($ in thousands) DART Financial Estimates – January 2021 Board Meeting vs. Landmark Financial Projections Revenue Comparison Capital Expenditures Comparison Source: LMRK management Quarter ending June 30, 2023 includes DART revenue and capital expenditures for April 2023 and May 2023 (not June 2023) which corresponds to the forecast provided in the January 2021 Board materials 1 1 Since the January 2021 Board meeting, LMRK management has recast its DART assumptions, which now reflect: (i) reduced projected revenue due to a softer ad-rate environment and its ad partner declaring bankruptcy; (ii) delayed capital expenditures due to a slower ramp-up to target utilization; and (iii) increased operating expenses from incremental software services 15

LMRK Situation Analysis DART Unit Economics Evercore summarized the DART project economics as provided by management in LMRK board materials dated April 2018, October 2019 and January 2020 Source: LMRK management Initial Budget as provided in October 2019 and January 2020 board materials Kiosk connectivity expenditures include connectivity and network & fiber costs to reconcile differences between line-item categorization across budget updates Landmark management has already purchased the kiosk units and the remaining capital expenditures in the forecast relate to unit installation and connectivity Returns are based on the full capital deployment beginning in 2020 and the resulting cash flows 16

Preliminary Draft - Confidential

LMRK Situation Analysis

Vertex Project Summary (January 2021 Board Meeting vs. Current Forecast)

($ in millions)

- Self-contained, customer-neutral 'smart' pole designed for carrier broadband and other wireless operations
- Concealed carrier-agnostic 'smart' poles transmitting 5G / 4G broadband and public WiFi through fiber technology
- Poles also support security camera systems, private LTE networks, LED lighting solutions, and utility radio access, with some poles equipped with EV charging and power grid backup capabilities
- 1 installation as of June 1, 2021
- 17 and 82 additional expected installations by 2022E and 2023 year-end, respectively
- Expected capital expenditures of $2.9 million and $4.4 million in FY 2022E and January 2023E – May 2023E, respectively, down from $33 million and $4.5 million forecasted in January 2021

EBITDA / Capex


$0.0
$0.2
$0.9
$1.5
$1.6
$1.6
2021E
2022E
2023E
2024E
2025E
2026E

Capital Expenditures					
$--	$2.9	$12.8	$--	$--	$--

Project Name	January Board Deck	Current Forecast	LMRK Commentary	Est. Capex by Site	Year 1 Est. Net CF[1]	NCF % Capex
Loblaws	✓	✓	Active growth project that is starting to realize activity on the development side as expressed by tenant interest in the near term	$177.4K	$10.7K	6.0%
Choice	×	✓	Active growth project that is starting to realize activity on the development side as expressed by tenant interest in the near term	185.1K	10.7K	5.8%
Tesla	✓	✓	Active growth project that is starting to realize activity on the development side as expressed by tenant interest in the near term	251.7K	9.2K	3.7%
Other[2]	✓	✓	Potential capex deployment for DART Telecom, Dallas Forth Worth Airport (DFW), New York Power Authority (NYPA) and City of Lancaster (LANC)	185.1K	NA	NA
FutureTech	✓	×	No longer considered a prospect as opportunity failed to materialize	NA	NA	NA

Other Vertex Projects (DART Telecom, DFW, NYPA, LANC) are land entitlements without any measurable costs because they have not produced committed sites and were not part of prior projections

Source: LMRK management
Note: Vertex projects budgeted capex assumes V1 pole configuration; standard deployment
1. Net CF calculated as net revenues less operating expenses. Net revenues calculated as rents plus power service less operating expenses and revenue share. Management projects that Tesla begins generating net cash flow in May 2021, Loblaws and Choice in March 2022 and DART (Kiosk) in January 2022
2. Other represents land entitlements, which may turn into potential capital deployments in the future. The DART Telecom deployment within Vertex includes the installation of pole equipment at DART sites

EVERCORE 17 LANDMARK INFRASTRUCTURE

LMRK Situation Analysis Vertex Financial Estimates – January 2021 Board Meeting vs. Landmark Financial Projections Revenue Comparison Capital Expenditures Comparison ($ in thousands) Source: LMRK management Quarter ending June 30, 2023 includes Vertex revenue and capital expenditures for April 2023 and May 2023 (not June 2023) which corresponds to the forecast provided in the January 2021 Board materials 1 1 Since the January 2021 Board meeting, LMRK management has recast its Vertex assumptions, which now reflect: (i) reduced projected revenue and capital expenditures due to a lowered pole deployment target and (ii) delayed revenue realization due to pandemic-delayed site construction 18

LMRK Situation Analysis Vertex Unit Economics Evercore summarized the Vertex project economics as provided by management in LMRK board materials dated April 2018 relative to those provided by LMRK management in the LMRK model LMRK’s V1 pole was the first-developed, most versatile product; the V2 and T2 products were subsequently developed for more targeted applications Source: LMRK management Compared to estimates provided to the Board in April 2018, the Landmark Financial Projections assume: Lower unit costs for its V1 units ($177,433 to $185,080 versus $239,784 previously estimated (excluding the V1 units for Tesla) A decreased deployment of overall units from 2021E through 2026E (100 units versus 450 units previously estimated) Lower overall returns for the V1 units (-0.3% to 4.8% versus 22.3% previously estimated) 19

Preliminary Draft - Confidential

LMRK Situation Analysis

Historical and Projected G&A Analysis

($ in millions)

Historical G&A Overview

- Previously, G&A expenses up to 3% of revenue were paid by Landmark (Non-reimbursable G&A) and any amount in excess of such cap was reimbursable to Landmark by Landmark's GP as a capital contribution (G&A reimbursed by General Partner)
  - G&A reimbursement by Landmark's General Partner is expected to terminate at the earlier of: (i) the date when revenue for the immediately preceding four consecutive fiscal quarters exceeds $120 million and (ii) November 19, 2021
  - Certain G&A expenses such as director stock compensation are not eligible for reimbursement
- **In 2018, the reimbursable cap was extended 2 years and is now set to expire in November 2021**

Projected G&A Overview

- Landmark's current intention is that the reimbursable cap (G&A reimbursed by General Partner) will not be extended, as the portfolio is substantially larger than at the time of the IPO
- As part of the expiration of the reimbursable cap, LMRK's GP is seeking additional recovery of payroll-related expenses related to the management of LMRK (see appendix for additional detail). Management has estimated that these costs would **exceed $6.9mm** in 2021[2]. To avoid over-burdening LMRK, management has instead proposed the calculation below:
  - (i) Landmark's direct G&A expense primarily incurred as a result of being publicly listed and growing 3% annually
  - (ii) G&A corresponding to reimbursing a portion of salary-related expenses from Landmark's General Partner; the reimbursement amount is forecasted to be the greater of: (1) $750,000 per quarter (or $3.0mm annually), and (2) $750,000, plus 15% of revenues in excess of $17.5 million quarterly beginning February 2022E

Historical vs. Projected G&A Breakdown


G&A as a % of Total Revenue
10%
7%
9%
8%
9%
12%
13%
13%
13%
13%
$5.3
3.5
1.8
$4.7
2.8
1.9
$5.6
4.0
1.6
$4.9
3.3
1.6
$6.1[1]
3.3
2.7
$9.0
3.3
5.7
$9.6
3.7
5.9
$10.1
4.0
6.1
$10.5
4.2
6.3
$10.9
4.5
6.5
2017A
2018A
2019A
2020A
2021E
2022E
2023E
2024E
2025E
2026E
Non-Reimbursable G&A
G&A Reimbursed by General Partner
Projected Reimbursement to General Partner

Source: Public filings, 7/21 LMRK management forecast
Note: Historical G&A includes UK, patent, internet and security fees. UK operations have been discontinued at present
1. 2021E G&A includes $500,000 of estimated take-private litigation expenses
2. See appendix for schedule of expenses. Certain workstreams and cost categories, such as rent and consulting, could arguably be included in the allocated amount. To simplify the analysis, Landmark narrowed the scope of the allocable amounts and comfortably supported the forecasted allocation of Landmark's G&A to LMRK of ~$3.0 to ~$3.5mm in 2022

EVERCORE 20 LANDMARK INFRASTRUCTURE

LMRK Situation Analysis 2021E Allocable G&A Expenses to LMRK Source: LMRK management Landmark Dividend Payroll-related Expenses, excluding amounts from Originations, Underwriting, Marketing (including TDS group) and Vertex LMRK represents 42% of the total revenue managed by the GP Includes salaries, payroll & related, consulting, rent, legal fees and other Salaries and Payroll & Related includes Administrative, Legal, IT, HR, Finance & Accounting, Executive and Asset Management Excluded G&A Expenses 21 Included Headcount 4

Preliminary Draft - Confidential

LMRK Situation Analysis

Historical and Projected Telecom Churn Benchmarking

Historical vs. Projected Telecom Churn[1]

2021 Budget churn of $0 vs. Landmark Financial Projections annualized H2 2021E churn of $226,330

On average, annual forecasted churn is 1.0% lower than annual historical churn



Avg: 1.5%
Avg: 0.5%
0.8%
3.5%
3.4%
1.1%
0.8%
0.5%
0.5%
0.7%
1.3%
0.7%
0.1%
0.1%
0.1%
2014A
2015A
2016A
2017A
2018A
2019A
2020A
2021E
2022E
2023E
2024E
2025E
2026E

Tower Companies' Anticipated Churn from T-Mobile / Sprint Merger

American Tower	Churn will happen over a **3–4-year period affecting 4% of property revenue**
Crown Castle	Churn's **long-term rate of 1% - 2%** should **remain stable** even considering the merger
SBA	**Peak impact of churn in 2025/2026**

Post merger, T-Mobile and Sprint plan to consolidate sites to **~85,000, potentially increasing Landmark's future churn rate**

Source: 7/21 Datatape, 3/21 Termination file, 7/19 LMRK churn assumption file

1. Historical and projected churn calculated as terminated lease rent of telecom assets as a percentage of total telecom and billboard revenue

Company Churn Assumption Methodology

- **Sprint Future Churn Rate**
  - The future churn rate for Sprint, impacting both the LMRK wholly-owned and BF-LMRK JV portfolios, are driven by a specific assumption that is not historical in nature
  - T-Mobile and Sprint are expected to decommission 35,000 sites nationwide, or ~70% of mostly Sprint cell sites, and at a minimum, 20,000 sites as per DOJ mandate
    - Sprint/T-Mobile is 12.4% of NTM telecom revenue (as of 6/31/21)
  - Projected churn assumes 30% of Sprint revenue churns over the course of 2 years and 25bps of annual telecom churn
- **DISH Re-leasing Assumptions**
  - DISH is expected to retain some of these sites, but the ultimate churn could easily exceed the assumption of 30.0% based on T-Mobile's public guidance
  - DISH is expected to "re-lease" a subset of the Sprint churn sites, which is captured in the net 30% churn assumption for Sprint. The assumption implies that DISH "re-leases" all of their allocated sites, likely an optimistic assumption

EVERCORE 22 LANDMARK INFRASTRUCTURE

LMRK Situation Analysis Churn Analysis Source: LMRK management. LMRK management forecast Churn Sensitivities M&A Churned Revenue Benchmarking 23

LMRK Situation Analysis Commentary LP Coverage Distribution per LP Unit Consolidated Leverage Note: Historical Average based on 2015-2020; Projected Average based on 2022E-2026E Distribution Coverage Summary Historical Average: 1.01x Historical Average: 7.5x Average Projected Leverage – Flat DPU: 7.2x Average Projected Leverage – Target Coverage: 7.6x Historical Average: $1.31 Average Projected Distribution per Unit – Flat DPU: $0.80 Average Projected Distribution per Unit – Target Coverage: $1.20 LMRK has historically paid a distribution resulting in average LP distribution coverage of approximately 1.01x LMRK’s current and forecasted quarterly distribution of $0.20 per LP unit result improves coverage and reduces leverage to 6.1x in 2026E, approximately 1.4x below the 2015-2020 average and approximately 2.1x below the 2021E starting point A distribution based on targeted LP coverage of 1.25x results in 2026E leverage that is approximately 0.5x below the 2015-2020 average and approximately 1.2x below the 2021E starting point 24

LMRK Situation Analysis G&A Sensitivity Churn Sensitivity The LMRK Financial Projections utilize a formula for G&A expense equal to the greater of (a) $3.0 million per year or (b) $3.0 million + 15% of revenues above $70.0 million G&A Sensitivity assumes $6 million of G&A expense in 2022, increasing by 3% annually thereafter ($ in millions, except per unit amounts) Sensitivity Analyses Summary Source: LMRK management Evercore ran four sensitivity cases with respect to (i) general and administrative expenses, (ii) churn, (iii) capital expenditures and (iv) LMRK’s distribution policy Capital Expenditure Sensitivity Distribution Sensitivity The LMRK Financial Projections assume churn of $0.9 million in 2022, $1.5 million in 2023, $1.7 million in 2024, $1.8 million in 2025 and $1.9 million in 2026 The Churn Sensitivity analysis assumes a 50% increase in churn throughout the forecast Assumes LMRK is able to spend up to $15 million of growth capital expenditures annually Incremental growth capital expenditures assumed to generate EBITDA equal to 11% of deployed capital The LMRK Financial Projections assume a flat distribution equal to $0.20 per quarter throughout the forecast The Distribution Sensitivity analysis targets an LP distribution coverage of 1.25x LMRK Financial Projections Sensitivity Case 25

Preliminary Valuation of LMRK Units

Preliminary Valuation of LMRK Units Valuation Methodologies Methodology Description Metrics / Assumptions DCF Analysis Values LMRK shares based on the concepts of the time value of money Utilizing the LMRK Financial Projections, as previously reviewed herein, Evercore: Utilized varying WACC discount rates and applied various perpetuity growth rates to derive after-tax valuation ranges for a LMRK unit Calculated terminal values based on a range of multiples of EBITDA derived from precedent transactions as well as assumed perpetuity growth rates Discounted the projected cash flows to the assumed September 30, 2021 effective date Effective corporate tax rate of 29.6% Tax depreciation based on immediate expensing of capital expenditures and a full step-up in tax basis WACC based on the Capital Asset Pricing Model (“CAPM”) for MLPs and REITS with assets comparable to those owned by LMRK For the terminal value, tax depreciation assumed to be equal to maintenance capital expenditures EBITDA exit multiple of 13.0x to 17.0x and a perpetuity growth rate of 2.0% to 3.0% Discounted Distribution Analysis Values LMRK units based on the present value of the future cash distribution to LMRK unitholders Projected distributions based on the LMRK Financial Projections and discounted projected cash flows to the assumed September 30, 2021 effective date Terminal yield range of 6.0% to 7.5% based on the distribution yield at which LMRK has traded since the first ex-distribution date following distribution cut in 2020 Cost of equity of 12.5% to 13.5% based on the CAPM and 8.5% to 10.5% based on total expected market return for comparable MLPs and REITs Precedent M&A Transactions Valuation based on multiples of enterprise value / relevant EBITDA for similar assets to those owned by LMRK Based on multiples of enterprise value to EBITDA for real estate assets similar to those owned by LMRK Peer Group Trading Analysis Valuation based on multiples of enterprise value / relevant EBITDA for publicly traded entities with assets similar to those owned by LMRK Based on multiples of enterprise value to EBITDA for MLPs and REITS with assets similar to those owned by LMRK Reference Only Premiums Paid in MLP Mergers Values LMRK units based on historical premiums paid in selected relevant cash MLP acquisitions Median 1-Day, 30-Day and 60-Day premiums paid applied to relevant equity prices Evercore utilized the following analytical approaches and methodologies in its valuation of the LMRK units with an effective date of September 30, 2021 Source: LMRK management 26

Preliminary Valuation of LMRK Units Valuation Summary For Reference Capital Expenditure Sensitivity Churn Sensitivity G&A Sensitivity LMRK Financial Projections Distribution Sensitivity 27

DCF Analysis – LMRK Financial Projections Preliminary Valuation of LMRK Units Source: LMRK management 2021E tax DD&A assumes 100.0% bonus depreciation calculated as the midpoint of the enterprise value range plus 2021E capital expenditures; 2022E and 2023E tax DD&A assumes 100.0% bonus depreciation on capital expenditures; bonus depreciation phase-down on growth capital expenditures in 2024E (80.0%), 2025E (60.0%) and 2026E (40.0%) Assumes 29.6% tax rate ($ in millions, except per unit amounts) EBITDA Exit Multiple Sensitivity Analysis Perpetuity Growth Rate Sensitivity Analysis 28

DCF Analysis – G&A Sensitivity Preliminary Valuation of LMRK Units Source: LMRK management 2021E tax DD&A assumes 100.0% bonus depreciation calculated as the midpoint of the enterprise value range plus 2021E capital expenditures; 2022E and 2023E tax DD&A assumes 100.0% bonus depreciation on capital expenditures; bonus depreciation phase-down on growth capital expenditures in 2024E (80.0%), 2025E (60.0%) and 2026E (40.0%) Assumes 29.6% tax rate ($ in millions, except per unit amounts) EBITDA Exit Multiple Sensitivity Analysis 29

DCF Analysis – Churn Sensitivity Preliminary Valuation of LMRK Units Source: LMRK management 2021E tax DD&A assumes 100.0% bonus depreciation calculated as the midpoint of the enterprise value range plus 2021E capital expenditures; 2022E and 2023E tax DD&A assumes 100.0% bonus depreciation on capital expenditures; bonus depreciation phase-down on growth capital expenditures in 2024E (80.0%), 2025E (60.0%) and 2026E (40.0%) Assumes 29.6% tax rate ($ in millions, except per unit amounts) EBITDA Exit Multiple Sensitivity Analysis 30

DCF Analysis – Capital Expenditure Sensitivity Preliminary Valuation of LMRK Units Source: LMRK management 2021E tax DD&A assumes 100.0% bonus depreciation calculated as the midpoint of the enterprise value range plus 2021E capital expenditures; 2022E and 2023E tax DD&A assumes 100.0% bonus depreciation on capital expenditures; bonus depreciation phase-down on growth capital expenditures in 2024E (80.0%), 2025E (60.0%) and 2026E (40.0%) Assumes 29.6% tax rate ($ in millions, except per unit amounts) EBITDA Exit Multiple Sensitivity Analysis 31

Preliminary Valuation of LMRK Units Discounted Distributions Analysis – LMRK Financial Projections Based on the distribution yield at which LMRK has traded since the first ex-distribution date following distribution cut in 2020 (May 15, 2020) 32

Preliminary Valuation of LMRK Units Discounted Distributions Analysis – Distribution Sensitivity Based on the distribution yield at which LMRK has traded since the first ex-distribution date following distribution cut in 2020 (May 15, 2020) 33

Selected Precedent M&A ($ in millions) Preliminary Valuation of LMRK Units Data Center Transactions 34

Selected Precedent M&A ($ in millions) Preliminary Valuation of LMRK Units Communication and Carrier Towers Transactions 35

Selected Precedent M&A ($ in millions) Preliminary Valuation of LMRK Units Wind Energy Infrastructure Transactions 36

Selected Precedent M&A ($ in millions) Preliminary Valuation of LMRK Units Outdoor Advertising Transactions 37

Precedent M&A Transaction Analysis – LMRK Financial Projections Summary Results ($ in millions, except per unit amounts) Preliminary Valuation of LMRK Units 38

Peer Group Trading Source: FactSet, Public filings, Wall Street Research ($ in millions, except per share / unit amounts) Preliminary Valuation of LMRK Units 39

Peer Group Trading Analysis – LMRK Financial Projections ($ in millions, except per unit amounts) Preliminary Valuation of LMRK Units Summary Results 40

Preliminary Valuation of LMRK Units Premiums Paid in MLP Acquisitions Source: Bloomberg, FactSet, Public filings VWAP premiums paid are calculated by dividing the value of the offer, defined as the exchange ratio multiplied by the closing price of the acquiror’s shares / units on the last trading day prior to announcement plus any cash received, by the 30-, 60- or 90-trading day VWAP of the target as calculated from the last undisturbed trading day prior to the announcement WMB / WPZ VWAP premiums paid are calculated by dividing the value of the offer, defined as the exchange ratio multiplied by the closing price of WMB’s shares on the last trading day prior to announcement by the 30-, 60- or 90-trading day VWAP of the WPZ as calculated from March 15, 2018, or after the FERC announcement of MLP income tax recovery disallowance For Reference Only 41

Preliminary Valuation of LMRK Units Premiums Paid Analysis Source: FactSet, Bloomberg Note: Based on unaffected date of May 14, 2021 Summary Results – All Transactions Summary Results – Cash Transactions For Reference Only 42

Appendix

Weighted Average Cost of Capital Analysis

Preliminary Draft - Confidential

Weighted Average Cost of Capital Analysis

Capital Asset Pricing Model

($ in millions, except per share / unit amounts)

CAPM

Partnership/Corporation	Unit/Share Price 7/27/21	Market Equity Value	Total Debt and Preferred Equity	Total Debt / Total Capitalization	Adjusted Beta [1]	Unlevered Beta [2]
MLP Comps						
Alliance Resource Partners, L.P.	$7.81	$1,005	$543	35.1%	0.96	0.69
Calumet Specialty Products Partners, L.P.	6.68	552	1,416	71.9%	2.01	0.72
Cheniere Energy Partners, L.P.	41.00	20,250	17,750	46.7%	0.82	0.51
CSI Compressco LP	1.59	77	657	89.5%	1.31	0.19
CVR Partners, LP	62.16	664	1,187	64.1%	1.53	0.68
Cypress Environmental Partners, L.P.	2.05	25	117	82.2%	1.26	0.29
Enviva Partners, LP	55.24	2,211	968	30.4%	0.72	0.55
Green Plains Partners LP	13.21	313	61	16.3%	1.95	1.72
Martin Midstream Partners L.P.	2.65	105	514	83.0%	0.98	0.22
NGL Energy Partners LP	1.98	257	4,271	94.3%	1.16	0.09
Suburban Propane Partners, L.P.	15.90	1,014	1,173	53.6%	1.04	0.57
USA Compression Partners, LP	15.46	1,500	2,404	61.6%	1.63	0.77
Westlake Chemical Partners LP	26.96	949	382	28.7%	0.99	0.77
REIT Comps						
Crown Castle International Corp.	$194.56	$84,281	$20,283	19.4%	0.87	0.70
SBA Communications Corp.	340.79	38,068	12,513	24.7%	0.90	0.68
DigitalBridge	6.69	3,884	12,061	75.6%	2.18	0.53
Lamar Advertising Company	104.48	10,564	2,881	21.4%	1.71	1.35
CyrusOne, Inc.	73.72	9,055	3,964	30.4%	1.04	0.72
CoreSite Realty Corporation	139.12	6,848	1,750	20.4%	0.64	0.51
OUTFRONT Media Inc.	23.61	3,498	3,117	47.1%	2.21	1.17
Agree Realty Corporation	75.44	5,167	2,021	28.1%	1.13	0.81
Hannon Armstrong	55.92	4,910	2,571	34.4%	1.68	1.10
Essential Properties Trust	29.17	3,458	1,340	27.9%	1.46	1.06
CorEnergy Infrastructure Trust, Inc.	5.64	77	465	85.8%	1.54	0.22
Mean				**48.9%**	**1.32**	**0.69**
Median				**40.9%**	**1.21**	**0.69**
Landmark Infrastructure Partners LP	$13.48	$344	$661	65.8%	1.41	0.60

WACC

	Supply-Side MRP	Historical MRP
Risk-free Rate [3]	1.8%	
Unlevered Beta – LMRK	0.60	
Debt and Preferred / Total Capitalization	65.8%	
Adjusted Levered Equity Beta	1.41	
Market Risk Premium [4]	6.0%	7.3%
Small Company Risk Premium [5]	2.3%	
Equity Cost of Capital [6]	**12.5%**	**14.3%**
Pre-Tax Cost of Debt [7]	4.7%	
After-Tax Cost of Debt	3.3%	
WACC	**6.5%**	**7.1%**

Supply Side MRP (6.0%)

Debt & Preferred / Total Capitalization	Unlevered Beta 0.50	0.55	0.60	0.65	0.70
55%	6.2%	6.4%	6.7%	6.9%	7.2%
60%	6.1%	6.3%	6.6%	6.8%	7.1%
66%	6.0%	6.2%	6.5%	6.7%	7.0%
70%	5.9%	6.2%	6.4%	6.6%	6.9%
75%	5.9%	6.1%	6.3%	6.6%	6.8%

Historical MRP (7.3%)

Debt & Preferred / Total Capitalization	Unlevered Beta 0.50	0.55	0.60	0.65	0.70
55%	6.7%	7.0%	7.3%	7.6%	7.9%
60%	6.6%	6.9%	7.2%	7.5%	7.8%
66%	6.5%	6.8%	7.1%	7.4%	7.7%
70%	6.4%	6.7%	7.0%	7.3%	7.6%
75%	6.3%	6.6%	6.9%	7.2%	7.5%

Note: LMRK assumes Series C Preferred Units convert to LMRK units
1. Source: Predicted raw betas from FactSet; Adjusted Equity Beta calculated as: (0.67) × Raw Beta + (0.33) × 1.0
2. Unlevered Beta calculated as: Adjusted Equity Beta × (E/(E + D × (1-T)); Assumes partnership tax rate of 29.6% and corporate tax rate of 0.0%
3. 20-year Treasury as of July 27, 2021
4. Source: Duff & Phelps
5. Decile: Micro Cap (9) with equity value range of $190.0 million to $451.8 million
6. Equity Cost of Capital calculated as: Risk-free rate + (Levered Equity Beta × Market Risk Premium) + Small Company Risk Premium
7. Based on median of peer group long-term senior notes yield-to-worst

Evercore 43 Landmark Infrastructure

Weighted Average Cost of Capital Analysis Expected Market Return Source: FactSet, Public filings ($ in millions, except per unit amounts) 44

Additional Supporting Detail

LMRK Financial Projections – 1.25x Target LP Distribution Coverage – Summary Cash Flows Additional Supporting Detail ($ in millions, except per unit amounts) Source: LMRK management 45

LMRK Financial Projections – 1.25x Target LP Distribution Coverage – Sources & Uses Additional Supporting Detail ($ in millions) Source: LMRK management 46